OFFERING MEMORANDUM

October 31, 2023



Whooshh Innovations Inc.
2001 West Garfield Street, C-126
Seattle, WA 98119
https://www.whooshh.com/

Up to $4,000,000 of Common Stock

Minimum Investment Amount: $249.00

Whoosh Innovations Inc. ("Whooshh," "the company," "we," or "us"), is offering up to $4,000,000 worth of Common Stock. The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount"). The company must reach its Target Amount of $10,000 by April 30, 2024, the end date of the offering. Unless the company raises at least the Target Amount of $10,000 under the Regulation CF offering by April 30, 2024, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking

statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Whooshh Innovations, Inc. ("Whooshh" or the "company" refers to Whooshh Innovations, Inc. and its consolidated subsidiaries) began operations in March 2008. Whooshh is using its proprietary technologies to help SAVE the fish, FEED the planet, GROW clean energy, and HEAL the environment, by enabling fish to migrate over any dam or barrier through its novel fish passage and fish monitoring systems.

Whooshh first tested its proprietary transport technology on live fish in 2011, and the core technology has undergone numerous advances and independent and peer-reviewed studies in the intervening years.

Since 2013, Whooshh has focused all its energy and resources on developing game-changing fish passage applications that are economical for its users and for the shared water resources, as well as providing commercialized products for more economical fish handling.

Today, Whooshh solutions are available for selective fish passage over dams, invasive species management and removal, fish monitoring, commercial aquaculture where fish welfare is paramount and in fish processing plants where hygiene is critical, and water is expensive.

Whooshh systems have been used successfully with many fish species on three continents. The core technology has other potential applications with meat, fruit, and some vegetables, but today, the company is focused on the enormous markets for fish passage and fish transport.

Whooshh Innovations, Inc. was organized as Corporation in the State of Delaware on April 27, 2018, and has one subsidiary, Fish Transport Systems LLC. The company previously operated as a limited liability company formed in the State of Washington and operated under two different names Whooshh Innovations LLC from 2013 – 2018; and Picker Technologies LLC from 2007 – 2013.

Background

At our heart, we are a highly innovative multi-discipline technology company that has developed and patented technologies that provide novel products and services for fish passage and fish handling without taking from the water and clean energy resources, and instead, enabling more hydropower and irrigation water availability while simultaneously providing a safe, timely and effective fish passage at a fraction of the cost.

What is fish passage?

Fish passage refers to a technology or structure(s) that enables fish to migrate past a dam or barrier. It includes, but is not limited to fish ladders, fish lifts and denils.

Fish passage for native fish populations is more critical now than ever. Native fish are an integral part of their habitat and eco-systems, playing an important role in nutrient cycles, and a crucial part of the food chain.

There is an urgent need for safe, timely and effective fish passage without also enabling invasive fish species (which prey on native fry, compete for resources, and alter their habitat) spread. Whooshh has developed "selective" fish passage product solutions that are durable and deployable today.   For example, the Whooshh Passage Portal is a volitional entry fish passage product developed by Whooshh that offers automated and AI driven selective fish passage for the first time. This is key to recovery and restoration of the native fish species in our rivers. Fish Passage projects typically produce between $250,000 and $5,000,000 per installation.

<u>What is fish handling?</u>

Fish handling refers to activities where fish are trapped, held, or handled often in the process of transferring the fish from one place to another. The fish are unable to proceed without human intervention.

For example, fish handling in the aquaculture industry often begins with collecting brood stock and holding them in controlled facilities, where the brood stock is nurtured until they are ready to be spawned. RAS (Recirculating Aquaculture Systems is a form of land-based aquaculture where most water is reused and recirculated to raise fish in an environment in which the waste, nutrients, and filtering systems can be controlled, as opposed to open-water fish farms. Fish handling projects typically produce between $25,000 and $250,000 per product sold.

<u>Why should I invest in a fish passage and fish handling company?</u>

We believe that supporting carbon-reducing, renewable energy is an important part of the fight against climate change, and an essential component of caring for our earth and the recovery of threatened fish species. With more than one million dams and barriers worldwide and most without any effective fish passage, the market is enormous. Hydropower is still the largest producer of renewable energy worldwide. We have committed ourselves to finding a better way for hydropower and native fish populations to grow, including where antiquated fish passage solutions are inadequate or don't exist at all due to economic or artificial constraints.

Increasingly the laws and regulations are demanding fish passage of dam owners and operators to obtain and renew their licenses. Millions of fish, including the likes of salmon, eel, lamprey, sturgeon, and steelhead (among many others), migrate thousands of miles to reach fresh water spawning grounds and habitat each year. Now, faced with growing challenges such as climate change, warming waters, habitat loss, and invasive species, this crucial migration is becoming increasingly difficult.

Aquaculture decreases demand for wild or native fisheries. It allows for the growing consumer demand for fish to be met in a more sustainable, green, and scalable manner. The development of RAS is important because it creates less waste, uses less water, and decreases disease in fish without using hormones, chemicals, or antibiotics.

<u>Our Solutions -- PAAS, Products and Services</u>

We generate earnings from the following revenue channels:

- Passage as a Service ("PaaS")
- Fish Handling and Component Part Sales
- Consult and Feasibility Assessment Services
- Grants / Studies
- Subscriptions

Subscription services may include software licenses and/or access to a database of our FishL™ Recognition fish images and stored real-time data and analytics to customers for improved fisheries management.

<u>Passage as a Service:</u>

Most of our future revenues is expected to come from fish passage system deployments where the company retains title to its specialized equipment, and recurring payments are made to the company over some defined period of time. 33% of our projects in past years were PaaS projects but they have produced more than 80% of our revenue in some years. While there is no standard size "project" for us, a fish passage project often includes consulting, licensing, subscriptions, and use of Whooshh passage products (collectively "PaaS"). During 2021 and

2022, as a result of Covid restrictions, team focus shifted to sales rather than PAAS. With normalization in the market post Covid, we expect future revenue to increasingly revert back to a dominant PAAS model.

The following is an example (for illustrative purposes only) of how one project may evolve from initial engagement: A potential client is preparing to renew their license for a large hydropower plant. Government regulations and local ordinances now require that the hydropower owner provide a fish passage plan that will meet agreed fish passage performance criteria before they receive their license extension. The potential client would approach us initially to consult and provide a feasibility report including a proposed layout using our product. If the proposal in the feasibility report is accepted, we will also provide the passage solution -- which may include a "Passage Portal", a modular system that includes multiple components including, our FishL™ Recognition scanner system, Migrator™ tubes and Salmon Cannon™ accelerator technologies that enable the selected fish to passage over the barrier. Oftentimes there can be months of delays while the potential client seeks the requisite regulatory approval for their license renewal plan.

Our detailed engineering drawings allow us to manufacture modular components of the systems by specialty subcontracted manufacturers, which are then sent to our facility at the Port of Seattle and assembled as a complete system for QA testing. When testing is complete the system is then shipped to the destination site for installation by the client's on-site personnel or general contractors. We provide a supervisory function for these deployments. Post-installation we monitor and access our automated systems remotely for routine maintenance and updates.

The structure of a PaaS agreement is flexible and payment terms may include renting, leasing, off-take a percentage of the power produced by the water saved, power purchase agreements, etc. Under PaaS we retain title to the equipment and provide remote maintenance and support, including software updates as part of the PaaS agreement over the term. We work with clients to fulfill their procurement needs but the payment terms are designed to limit license risk for the client and assure a steady stream of income to us for the life of the site license once it is issued. We intend that our PaaS engagements would mirror that of the license period granted to operate the plant and therefore may last 20 years or more.

Our products are designed with the biological and behavioral aspects of the fish themselves, driving the design decisions. The products are modular but can be configured for specific application optimization, incorporating more or less components depending on the site requirements.

Our most sophisticated systems such as the Passage Portal are volitional, meaning the fish swim in on their own, and autonomous, meaning the passage systems can move and sort fish regardless of geography, height of obstacle, or changing water levels, all without human intervention. The Passage Portal system sort and pass fish over dams and other obstructions on a near-frictionless, energy-efficient cushion of moist air.

Our Passage Portal solution is designed to operate without human interrogation and has a passage capacity of more than 50,000 fish a day, for those days when the fish are really running. These systems can be deployed and used under a long-term Passage as a Service contract with the client.

However, not all fish passage systems require this level of capacity. For example, if fish need to be handled by a biologist for a study, before delivering the fish back to the river or into a truck, tank or hatchery, then one of our fish handling models may be a better option. These systems are typically used when fish numbers are low, and fisheries managers are doing hand sorting.

IN some of our products, we have integrated sophisticated and elegant scanning and sorting features in order to enable selective fish passage, (selecting for size or species for example) and to compile data and high-definition images of every fish for fisheries management purposes. This way, we never stop learning about the local habitat and the fish who call it home and our fisheries' managers and dam operators can more efficiently manage the water flows, potentially increasing hydropower production and fish survival until they successfully reproduce.

<u>Sales</u>:

Our products are designed with the biological and behavioral aspects of the fish themselves driving the design. Historically, most of our sales (as opposed to PaaS contracts) are for fish handling (e.g., fish management, aquaculture and fish processing). We have developed 9 fish handling products or models and continue to innovate based on client needs and requests. These products are one-time sales and are used for a variety of purposes from elver passage, fish management, aquaculture to fish processing.

An example of one of our products is the Elverator™ – a floating trap device that can be used to collect juvenile eel or elvers while protecting them from predators. The product attracts, collects, and safely protects elver from predators until the elver can be transported in bulk by manually transporting the elver above the dam or barrier on a regular schedule while they are migrating.

<u>Consulting & Feasibility Services</u>:

A nascent but growing part of our business are Whooshh consults. Our engineers and scientists are hired to provide consulting services – including feasibility studies, related to our product deployments. We typically work on a flat fee basis. We provide these services in a variety of areas including fish passage, invasive species, fish management and aquaculture. A typical feasibility study can range in price from $25,000 to more than $100,000 depending on the complexity of the project site and external stakeholder considerations.

<u>Grants and Studies</u>

Before designing and developing products and solutions we may spend years doing research, development, and studies paid for with government and industry grants we are awarded. (See "Our Advantages" below). Studies still remain an integral part of our business plan for not only off-setting development costs but also helping with product development and providing scientific support for the use of our fish passage and handling solutions.

We are currently the awardee or sub-awardee of two different grants; (i) the U.S. Department of Energy, National Renewable Energy Lab, in co-partnership with Littoral Power Systems and Oak Ridge National Laboratory; (ii) Illinois Department of Natural Resources, the University of Illinois, and the Nature Conservancy. In addition, we have applied for four other grants in 2023 from the Department of Energy, Water Power Technologies Office (WPTO). The WPTO grant will award up to $1.3M each for fish passage to the successful applicant(s) while some of the other grants we expect to apply and emanate from the U.S. infrastructure bill offer successful applicants up to $15M over three years. We aim to continue to innovate and expand our serviceable addressable market through R&D or acquisition.

<u>Our Intellectual Property</u>

Collectively, the company has 50 patents granted to date in the U.S. and around the world. These patents fall into 5 patent families. Three of the families relate directly to our proprietary pneumatic Migrator tubes, one relates to a mobile harvesting system for fruit using our tubes, and the last relates to decelerating objects in the water. These patents were developed and are owned by the company but may have been granted under the company's former name or its subsidiary name Fish Transport Systems.

In addition, we have three trademarks filed with the USPTO (Whooshh, Salmon Cannon, and Passage Portal), plus state common law trademarks related to most of our products. Among the domain names we own are Whooshh, Salmon Cannon, and FishL Recognition.

<u>Distribution</u>

Our customers originate from four distinct sales channels: (1) our website and social media channels; (2) direct sales; (3) authorized agents; and (4) consulting firms and Non-Government Organizations (NGO). These channels have yielded projects on four continents; multiple states and countries including USA, Sweden, Norway, Canada, China, and Argentina; in either or both the private and public sectors. Our biggest public customers include the U.S. Bureau of Reclamation, Fisheries and Ocean Canada (DFO), the Washington State Department of Fish and Wildlife and tribal nations. In the private sector, our customers include three of the largest salmon aquaculture companies, and some of the largest dam owners and operators.

Employees

The company currently has eleven full-time employees and one part-time employee, and two interns and another 5 full time equivalent (FTE) independent contractors.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company leases 4,500 sq. feet of office space and 8,000 sq. feet of warehouse and shop space, both in Seattle Washington. The total lease amount due is approximately $9,700 per month with a lease term that ends in January 2024. It includes a company option to extend the lease for another two years.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

We have limited revenue and operating history.

The company has a short history, relatively few customers, and other than 2020 effectively not enough revenue to cover its current expenses. If you are investing in this company, it's because you think that better fish passage and fish transport is a good idea, that the team will be able to successfully market, and sell its products or services, that we can price them right and sell them to enough customers so that the company will succeed. Further, we have not turned a profit since FY 2020 when Covid delayed projects and there is no assurance that we will be profitable again with Covid restrictions now lifted.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 10 to the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates had been historically low, it is currently a difficult environment for obtaining credit on favorable terms as recent interest rates have risen with Federal fiscal tightening while controlling inflation. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price, issuing preferred stock, or issuing simple agreements for future equity (SAFE). If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the company performing below expectations, which could adversely impact the value of your investment.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products.

It is possible that one or more of our technologies may never be a commercialized product, may never achieve regulatory acceptance or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the company's making a determination that the business model, or some other factor, will not be in the best interest of the company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties.

We are continuously engaging in research and development and have not manufactured a prototype for all of our products or services. Delays or cost overruns in the development of our unreleased products or services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company.

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment.

Our products could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that new products will fail to gain market acceptance for any number of reasons with certain fish species or in certain markets. If the current and new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have existing patents that we might not be able to protect properly.

One of the company's most valuable assets is its intellectual property. The company's owns numerous patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the company. The company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the company.

We have pending patent approvals that might be vulnerable.

One of the company's most valuable assets is its intellectual property. The company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the company. The company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark or copyright protection without obtaining a sublicense, it is likely that the company's value will be materially and adversely impacted. This could also impair the company's ability to compete in the marketplace. Moreover, if our patent, trademarks and copyrights are deemed unenforceable, the company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This could cut off a significant potential revenue stream for the company.

The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them.

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents, trademark(s) or copyright(s) could have adverse consequences for the company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents, trademark(s) or copyright(s) because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the company requires capable people to run its day-to-day operations. As the company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. In particular, we face competition from other high-tech companies in Washington state. If the company is unable to attract and retain key personnel and third-party contractors, this could adversely affect our business, financial condition, and operating results. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or services is dependent on US and international government regulations which can be subject to change at any time.

Our products will be subject to certain environmental regulations issued and enforced by multiple federal and state agencies and equivalent agencies in other countries. Our ability to sell products and implement our solutions may be dependent on government regulation, may be dependent on certain laws and regulations including the Endangered Species Act. The laws and regulations concerning the use of our product may be subject to change. At such point the company may no longer be able to effectively sell our services and your investment in the company may be negatively affected.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact on our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Expansion into foreign territories may divert time, attention and resources from other company needs.

The company plans on expanding its business through new strategic partnerships with industry sales representatives, system integrators, and government agencies in target countries worldwide. Any expansion of operations the company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the company. Consequently, members must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the company at that time, and (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the company's present and prospective business activities.

We operate in a highly competitive market against businesses that are more established.

We expect competition to emerge both from existing and new companies. Our technology has patent-protected attributes which offer certain performance and economic benefits to customers based on what we currently know about the industry and competitors. Some of our competitors will have greater financial means and marketing/sales and human resources than we do. Some competitors may succeed in developing and marketing, competing superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will continue and may intensify. Additionally, the industries we are selling into such as hydropower are generally conservative. Further, traditional fish handling conveyor systems in aquaculture are commodity products and there are numerous manufacturers and distributors. There are significant barriers to entry for our products, including gaining regulatory acceptance, education, and market support, all of which takes significant time, funding, and requires compliance with local and federal regulations and customer demands.

Our limited number of engagements, including those with recurring revenue, are not yet adequate to smooth out our quarterly revenues.

At this point we have a limited number of engagements in a particular year therefore any change in the number or type of engagement can make our revenues highly volatile and unpredictable (or "lumpy") from year to year due to the price of our fish passage and fish transport systems. As a result, higher activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. If we are unable to generate a substantial number of new engagements and generate fees from the successful completion of those transactions, our business and results of operations will be adversely affected.

Our costs may grow more quickly than our revenues, harming our business and profitability.

Delivering Whooshh products is costly because of our research and development expenses, material and component parts used in manufacturing, and the need for a wide variety of specialized skills. We expect our expenses to continue to increase in the future as we continue to expand our product offerings and will need to hire additional employees, consultants, and independent contractors. Our expenses or the time to market may be greater than we anticipate and our investments to make the business more efficient may not be successful. In addition, Whooshh may need to increase marketing, sales, lobbying and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in our costs may adversely affect our business and profitability.

We are reliant on several of our manufacturers.

Certain of the parts that we require come from a limited number of specialized manufacturers, who are able to manufacture the parts to the quality we require. Should we not be able to source these parts from our preferred manufacturer we would have to rely on a different manufacturer and switching sourcing may create delays and additional costs. In addition, we rely on a partner to provide software for our FishL Recognition system. If we were unable to access that service, we would need to hire our own specialists to write new software to support the product. This could cause delays and/or a reduction in quality support for up to a year and therefore negatively impact our operations.

Our market size might not be as large as we believe it is.

Our total available market may not be as large, or our industry may not grow as rapidly as anticipated. With a smaller market than expected, we may have fewer customers.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters, war, pandemics, political intransigence or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, war, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model depends on obtaining large projects and often the pipeline for us and new work is developed through meetings with stakeholders. To the extent we are limited to do so, or the implementation and installation of our systems is curtailed due to such our inability to visit potential new customers in may delay revenue from certain markets. In the near term, some of our cash flow might be limited due to delays in decisions regarding new projects as a result of labor supply shortages in various agencies and contracting parties.

The national and international economy may deteriorate.

Adverse national and international economic conditions may reduce future demand for our product, which would negatively impact company revenues and possibly its ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow, however the threat of war, sanctions, embargos etc. could negatively impact the company business, customers, or its prospects.

Public perception is important to the success of our company.

Further, many of our clients are local, state and federal governments. We operate in an area that sometimes receives negative publicity, including the impact of dams on fish. Some NGOs take the position that all dams should be removed. Should the mainstream perception of our products or that of hydroelectric power fall into disfavor, our results of operation will be negatively impacted.

Exchange rates of foreign currencies may negatively impact on our finances.

Historically, a significant portion of our revenue has come from customers in foreign countries. We will continue to sell our products internationally. Any fluctuation in the exchange rates of foreign currencies may negatively impact our business, financial condition and results of operations.

The company may not be successful in marketing its products to its customers.

The company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that the company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the company's revenues may vary by quarter, and the company's operating results may experience fluctuations.

The company has limited working capital and there may not be sufficient financial resources available to carry out planned operations.

We depend upon the timely availability of adequate working capital and/or project financing in order to meet the objectives of our technology development and business plans. We estimate that the additional externally generated equity investment will allow for the company to achieve self-sustaining positive cash flow in the future, but there can be no assurance that positive cash flow will ever occur. There can be no assurance that the company will sell enough equity, or that our development and commercial operations will not require additional capital greater than or sooner than currently anticipated. If the company is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned development and/or rate of growth of our sales; limit our ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The company's working capital requirements may significantly vary from those currently anticipated.

Risks Related to the Securities

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors in this offering.

Certain investors in this offering are entitled to receive additional shares of Common Stock (effectively a discount) based on the amount invested. The number of Bonus Shares will be determined by their status as a pre-existing investor, the timing of the investment or the amount of money they invest in this offering and will effectively act as a discount to the price at which the company is offering its stock. For example, a pre-existing investor who invests $25,000 in this offering in the first two weeks after our launch will be eligible for 50% Bonus Shares as a pre-existing investor, 50% Bonus Shares for timing and 25% Bonus Share for investing over $20,000. Accordingly, that investor would receive 16,667 shares of the company's Common Stock plus an additional 20,833 Bonus Shares, effectively purchasing 37,500 shares of Common Stock for the same price paid for 16,667 shares of Common Stock or effectively paying a per share price of $0.66. For more details, including all of the Bonus Shares being offered, see "Bonus Shares" below. Consequently, the value of shares of investors who pay the full price or are entitled to a smaller amount of Bonus Shares in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the company.

No guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The transferability of the Securities is limited.

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. Any Common Shares purchased through a crowdfunding campaign is subject to SEC limitations of transfer and may not be sold on a secondary market without an amendment to the company Bylaws. This means that the stock/note purchased in a Regulation Crowdfunding offering cannot be resold for a period of one year or longer. The exception to this rule is if you are making a "Permitted Transfer" under the company Bylaws including transferring the stock back to the company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

You may not be able to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

The company may not pay dividends in the foreseeable future, if at all.

There can be no assurance with respect to the amount and timing of dividends to the company's shareholders, or that they will ever be made. The company initially intends to retain cash from its operations to fund the development and growth of its business and manage its debt obligations.

Holders of our Common Stock may experience dilution in the future if the company issues additional shares.

The company may, in the sole discretion of the Board, authorize and issue additional shares of capital stock to raise additional capital to fund the company's ongoing operations, including for a price lower than the price offered in previous offerings. Any such issuance would dilute the ownership percentage of investors in our company.

Minority Holder; Securities with Voting Rights

The common shares have voting rights attached to them. However, those who purchased their shares in a Regulation Crowdfunding offering are part of the minority shareholders of the company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company, or any future preferred shareholders have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become our shareholders. We may file amendments to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

The company's management has discretion as to the use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Terms of subsequent financing may adversely impact your investment.

We will likely need to engage in common equity, debt, SAFEs or preferred stock financing in the future, which may reduce the value of your Common Stock. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Washington, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related to federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes for the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Washington, which governs the agreement, by a federal or state court in the State of Washington. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the Securities are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the

Securities, that were in effect immediately prior to the transfer of the Securities, including but not limited to the subscription agreement.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Vincent Bryan III	CEO	November 2007 – Present	Full Time
Directors:			
Vincent Bryan III	Director	November 2007 – Present	N/A
Marc Haugen	Director	January 2012 – Present	N/A
Michael A. Hendrickson	Director	January 2016 – Present	N/A
Vincent Bryan Jr.	Director	March 2021 - Present	N/A
Significant Employees			
Siao Ling Kok	VP of Finance	May 2020 – Present	Full Time
Steve Dearden	VP of Sales	February 2016 - Present	Full Time
Janine Bryan	VP of Scientific Research	May 2016 - Present	Full Time
Redwood Stephens	Sr. VP of Engineering and Product Development	September 2023	Full Time

Vincent Bryan III, CEO & Director

Mr. Bryan is our CEO and a member of our board of directors. He has held these positions since November 2007.

Marc Haugen, Director

Mr. Haugen has served as a member of our board of directors since January 2012. Mr. Haugen currently serves as the CEO of Lockwood Industries LLC and has held that position since February 2020.

Michael A. Hendrickson, Director.

Mr. Hendrickson has served as a member of our board of directors since January 2016. He is currently the CEO of Stonebridge Securities and has held that role since March 1999.

Vincent Bryan Jr., Director

Mr. Bryan has served as chairman of our board of directors since March 2008. He is currently a Medical Doctor and Chairman of Pre-active and has held those roles since April 2019.

Siao Ling Kok, VP of Finance

Ms. Kok is our VP of Finance and has held that position since May 2020. Prior to joining the company, Ms. Kok was the Controller for MIControls, Inc. from April 2012 – April 2019.

Steve Dearden, VP of Sales

Mr. Dearden is our VP of Sales and has held that position since February 2016.

Janine Bryan, VP and Principal Scientist

Ms. Bryan is our VP of Scientific Research including, of biological studies, and environmental sciences, and has held those positions since May 2016. She previously was the principal scientist at Merck and developed the multi-billion dollar Gardasil vaccine for the HPV virus.

Redwood Stephens, Sr. VP of Engineering & Product Development

Mr. Stephens is currently under contract in a consultant capacity and will transition to the company as a full-time employee in early. Prior to joining the company, he was the Chief Product Officer at Rad Power Bikes from 2019 – September 2023 and President of Synapse Product Development from 2014 – 2019.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The company has no shareholders who hold more than 20% of any of the outstanding securities of any voting class.

The following table describes our capital structure as of September 30, 2023:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued*	Available**
Common Stock	110,000,000	47,444,007	18,115,724	39,425,673

* The company has established a 2018 Equity Incentive Plan, pursuant to which the company has authorized up to 19,120,496 shares of Common Stock to its employees. As of September 30, 2023 the company has made grants of 5,014,596 options under the plan. Additionally, the company has issued warrants for 4,036,907 shares of its Common Stock.

**The Company has received $1,002,349.72 in exchange for a SAFE (Simple Agreement for Future Equity) that will convert on certain events at a price to be determined by such events.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $10,000 Raise	Allocation After Offering Expense for a $4 million Raise
Offering Costs	100%	5%
New Project Financing	N/A	25%
Working Capital	N/A	45%
Personnel/Talent	N/A	25%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Fruci & Associates II, a professional limited liability company. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

Whooshh Innovations Inc. was incorporated under the laws of the State of Delaware on April 27, 2018. The company was originally formed as a limited liability company under the laws of the state of Washington on October 22, 2007. Pursuant to an agreement dated March 31, 2018, the company merged with Whooshh Innovations Inc. and WI Merger Sub, Inc. with Whooshh Innovations Inc. as the surviving corporation.

Operating Results

We receive revenue from Passage as a Service ("PaaS"), sales, consulting services and grants/studies. Our gross revenue for the fiscal year ended December 31, 2022 ("Fiscal 2022") was $1,087,146 compared to gross revenues for the fiscal year ended December 31, 2021 ("Fiscal 2021") of $482,379, a roughly 125% increase. This increase in revenue was primarily attributable to the end of Covid-19 induced restrictions and delays.

Cost of goods sold relates to materials and supplies related to a sale where the title to equipment is transferred. It does not include materials and supplies where we retain title to the product, such as occurs under PaaS or a rental. Our cost of goods sold increased to $470,383 in Fiscal 2022 from $112,917 in Fiscal 2021, a 317% increase. This increase was primarily driven by an increase in goods sold.

Accordingly, our gross profit increased to $616,763 in Fiscal 2022 from a gross profit of $369,462 in Fiscal 2021. Our expenses are comprised of salaries, benefits, research and development costs, advertising and marketing, accounting and legal expenses, lobbying expenses, travel and entertainment, rent, utilities, amortization, and depreciation. We decreased our total expenses to $3,277,588 in Fiscal 2022 from $3,564,256 in Fiscal 2021, an 8% decrease. This decrease largely results from a decrease of approximately $237,000 in salaries and benefits (predominately related to reduction in engineering and marketing staff); a decrease of approximately $33,000 in salaries and benefits (R&D) related to staff turnover; and a decrease of approximately $147,000 related to advertising and marketing due to reduced social media advertising for Reg CF.

Historical results and cash flows

Prior to executing a PaaS agreement, we often participate in studies and/or are consulted to prepare a feasibility report. The timeline can also be lengthened as it often involves government and regulatory approvals by our customers. We have a few pilot projects in the pipeline that we believe have the potential to become PaaS revenue agreements in the future but will depend on multiple factors, including securing the grant awards, completion of our studies, and receiving the required permits and regulatory approvals. As a result, there is often a long cycle before recurring PaaS revenue is recognized for a project.

We have secured $1M LOC from a project financing lender to facilitate faster project financing for our customers' fish passage projects. This third party will be able to fund certain PaaS projects to allay upfront capital costs our customers would otherwise be required to fund from existing budgets.

Liquidity and Capital Resources

The company had approximately $4,810 cash on hand as of June 30, 2023. Currently, we estimate our burn rate (net cash out) to be $225,000 per month.

Indebtedness

The company has the following outstanding debt:

Type: Foundation Loan
Amount Owed: $100,000.00
Interest Rate: 3.5% - 6.0%
Maturity Date: March 31, 2028

Type: Government Loans
Amount Owed: $691,656.00
Interest Rate: 4.0% - 8.0%
Maturity Date: October 2025 – June 2050

Type: Bank Loan
Amount Owed: $325,274
Interest Rate: 3.25 – 7.5%
Maturity Date: October 2023 – February 2028

Creditor: Related Party Loans
Amount Owed: $2,817,645
Interest Rate: 3.5 - 12%

Type: Other loans
Amount Owed: $321,013
Interest Rate: 0 – 12.2%
Maturity Date: July 2023 – January 2024

Trends

The current macro environment is hot, quite literally, with the recorded waters off the coast of Florida reaching over 100 degrees in July 2023.High temperatures and climate change put the spotlight on how quickly we need to make changes if we are to avert and reverse the current climate warming trends. While not good news for the planet, it is potentially good news for the Company business as it adds urgency, and policy makers look for scalable, practical solutions that are ready to be deployed today. The U.S. and other foreign governments such as Canada, have made transitioning the infrastructure to mitigate climate change a priority and are backing it up with enormous financial commitments. In the United States, the 1.3 trillion-dollar Bi-partisan Infrastructure Law and 369 billion dollars allocated to Energy Security and Climate Change are some of the largest investments ever made by the U.S. government, and each includes large appropriations for environmental improvements, including fish passage.

These appropriated dollars from these two acts are only now just starting to be awarded and making their way to state favored projects. As an example, in July 2023, the Department of Energy's Office of Renewable Energy intends to make announcements which are expected to directly impact the trajectory of the Company. If the projects currently under consideration which we have applied for are awarded, the value to the Company will be more than the seven-digit monetary commitments, they would expect to be highly visible newsworthy projects as well that could well position the Company as the fish passage experts who have multiple novel yet proven fish passage product solutions available to buy today. Other entrepreneurial companies in adjacent spaces are already recognizing Whooshh in this way by entering into agreements with us which are expected to add further value to the Company in 2024 and beyond.

The fish passage problem that Whooshh product solutions address are key to overcoming NGO concerns with hydropower projects generally. While there are 2,500 hydropower sites in the United States, there are nearly 35X that number of non-powered dams, originally built for irrigation, flood control, etc. and whose importance becomes even clearer in extreme weather events. However, many of these dams can also be retrofitted to add hydropower (which will often be licensed only if they also add a fish passage retrofit, something our solutions are designed to do).

Further, as climate change puts further stress on the electrical grid, it is paramount that existing hydropower dams operate at peak efficiency. One of the well-known but least discussed problems with traditional fish passage solutions is that they require a tremendous amount of water (up to 10% or more of the river flow) to be "lost" from power generation and instead diverted to fish passage. If instead this lost water can be used for power generation, while also providing superior fish passage, the entire hydropower fleet output can be increased without building new dams, you just need to install new fish passage at a fraction of the cost. Power hungry data driven tech giants may be compelled to buy the goodwill of paying to add fish passage in exchange for access to the additional power generated. This business model is already common for wind and solar projects, and we expect it to carry over to hydropower.

The Whooshh solutions also address the need to control and remove unwanted invasive fish species from taking over the river's biomass and destroying the native ecosystems. For example, in Norway, the Company has been invited to compete for contract awards that would remove invasive pink salmon that are invading Norway's rivers where only native Atlantic salmon should live. These kinds of massive environmental impacts can only be addressed by taking an equally aggressive approach to combatting the impact and deploying new smart and AI driven solutions.

In sum, the calamities to the salmon we identified a decade ago, are spreading to other fish species and every part of the world, and we aim to deliver commercial solutions and products that can scale quickly as we transition to the rapidly changing environmental conditions in which we now live. People like change even less than fish. When faced with the choice of making changes to fish passage at dams, or making changes to our own lifestyles, we believe that most of the populous will choose the former. As such, the Company believes that the shift to electrification, the more extreme climate events, and the size, scope, and costs of the traditional fish passage solutions, has created a window of opportunity, open for the next 50 years, to provide new environmental fish passage improvements that better align with public policy objectives, and importantly, provide additional time for the planets fish species to adapt and the human species to develop and deploy new technologies that can be deployed at scale. In sum, we believe any short-term economic conditions such as higher interest rates, or a mild recession, will be outweighed by the urgent and enormous need and challenges presented to reduce climate heating carbon emissions while simultaneously growing the clean energy grid beyond what wind and solar alone can provide.

If projects are awarded timely with the flow of dollars from the Federal government intended to stimulate economic activity in infrastructure and environmental improvements, then we believe that Whooshh has an opportunity to rapidly grow the top and bottom lines in the second half of 2023 at least through the decade.

RELATED PARTY TRANSACTIONS

The following table describes outstanding loans payable to related parties as of September 30, 2023:

Name of Related Party	Nature of Relationship	Date of Loan	Principal and Interest Outstanding as of 9/30/2023	Interest Rate	Maturity Date
FiSC, LLC	Landlord to company, Owned by CEO, Vincent Bryan III, Board Member Marc Haugen and Board member, Michael Hendrickson Investor, Investment Banker to the company	Jul 2021 - Oct 2022	$254,406	8% - 9%	June 2024 – Nov 2024
Marc Haugen	Investor and Board Member	Aug 2016 - Feb 2018	$108,333	7% - 8%	August 2024
Cave B, LLC	company owned by Investor and Chairman of the Board, Dr. Vincent Bryan Jr.	Jan 2017 - Jul 2022	$197,000	8% - 10%	Aug 2024 – Jan 2025
Dr. Vincent Bryan Jr.	Investor and Chairman of the Board	Apr 2022	$451,250	8%	Jul 2024 – Aug 2024
Michael Hendrickson	Board Member, Investor, Investment Banker to the company	Dec 2016 - Nov 2017	$101,583	5% - 7%	Jul 2024 – Aug 2024
Headwaters Group LLC	company owned by CEO, Vincent Bryan III	Feb 2017 - Jun 2018	$537,126	8% - 10%	Aug 2024
Familigia LLC	company owned by Investor and Chairman of the Board, Dr. Vincent Bryan Jr.	Feb 2019 - Apr 2022	$534,481	4% - 8%	May 2024 – Feb 2029
Vincent Bryan III	CEO	Feb 2017 - Jun 2018	$633,465	6% - 8%	Jul 2024 – Nov 2024

SAFE Notes

In April 2023, the company sold $488,812.46 in SAFE Notes to related parties. As follows:

- $100,000 to Vincent & Carol Bryan (Vincent Bryan is the Board Chairman)
- $100,000 to Michael & Linda Hendrickson (Michael Hendrickson is a Board Member)
- $86,270.82 to Stonebridge Financial LLC, an entity controlled by Michael Hendrickson, a Board Member*
- $86,270.82 to Haugen-Goldring Family Revocable Trust, of which Marc Haugen (a Board Member) serves as trustee*
- $86,270.82 to Vincent & Janet Bryan, Vincent Bryan our CEO and a Board Member*

See, "Securities Being Offered and Rights of the Securities of the Company – SAFE Notes" for the terms of the notes.

*the purchase of notes was paid through the conversion of debt. Each of these three notes settled loans that were issued in December 2020, and had original principal amounts of $76,045.33 and interest of 6%.

In addition to the above outstanding loans and SAFE agreements the following is also a related party transaction:

Name of Entity: Fish Transport Systems LLC (FTS)
Relationship to company: Subsidiary, owned by Whooshh Innovations Inc (62.87%)

Nature / amount of interest in the transaction: On June 30, 2019, the company entered into a Letter of Intent to acquire all Class A Units of its subsidiary, a Washington State Limited Liability Company ("FTS"), from F&F Investors LLC, a Washington State Limited Liability Company, for an agreed cash amount of $2,662,067.

Material Terms: The purchased Units will represent the balance of the non-controlling interest. When added to the company's Class A Units of FTS, the company will own 100% of the subsidiary. The Letter of Intent is non-binding.

In February 2023, the company entered into a memorandum of understanding with Vincent and Carol Bryan and Familigia, LLC, an entity controlled by Vincent Bryan Jr. Pursuant to the agreement, the Bryan's agreed to purchase 272,820 shares of the company's Common Stock for $654,768.51. The company used the proceeds of this sale to pay down a loan from Familigia, LLC with a then outstanding balance of $859,000.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

Name: Common Stock

Type of security sold: Equity

Final amount sold: $25,000

Number of Securities Sold: 25,000

Use of proceeds: General Business Purposes

Date: December 31, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $60,000

Number of Securities Sold: 90,000

Use of proceeds: Compensation to Consultants

Date: December 31, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $35,000

Number of Securities Sold: 35,000

Use of proceeds: Warrant Exercise

Date: December 31, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $238,433

Number of Securities Sold: 238,433

Use of proceeds: Conversion of Debt and Settlement of Interest

Date: December 31, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Convertible Note

Type of security sold: Convertible Note

Final amount sold: $588,385.99

Use of proceeds: General Business Purposes

Date: December 31, 2020

Offering exemption relied upon: Reg D

Name: Common Stock

Type of security sold: Equity

Final amount sold: $419,900

Number of Securities Sold: 400,516

Use of proceeds: General Business Purposes

Date: December 31, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $12,375

Number of Securities Sold: 8,250

Use of proceeds: Payroll Settlement

Date: December 31, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $77,501

Number of Securities Sold: 84,667

Use of proceeds: Compensation to Consultants

Date: December 31, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,377,142.45

Number of Securities Sold: 961,692

Use of proceeds: Added key talent to its engineering, operations, and sales teams. Financing for our PaaS program. Back Office Software/Security

Date: July 12, 2022

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $65,002

Number of Securities Sold: 52,334

Use of proceeds: Compensation to Consultants

Date: December 31, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $298,875

Number of Securities Sold: 132,736

Use of proceeds: Added key talent to its engineering, operations, and sales teams. Financing for our PaaS program. Back Office Software/Security

Date: April 18, 2023

Offering exemption relied upon: Regulation CF

Name: SAFE Agreements

Type of security sold: SAFE Agreements

Final amount sold: $1,002,349.72

Use of Proceeds: $598,349 was related to the conversion of outstanding notes, the remaining amount was used for General Business Purposes.

Date: April 18, 2023 – June 2, 2023

Offering exemption relied upon: Section 4(a)(2)

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Whooshh's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The company's authorized securities consist of up to 110,000,000 shares of common stock and $553,136 of Convertible Promissory Notes. As of September 30, 2023, there were 47,444,007 shares of Common Stock issued and outstanding. For this offering, the company is issuing Common Stock at $1.50 per share.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Material Rights

The company's Bylaws, included here as Exhibit A, contain certain restrictions on a shareholder's ability to transfer their shares. Specifically, Article X of the Bylaws provides that no shareholder may transfer or sell their shares without the prior approval of the company and if the shareholder does desire to sell their shares the company has a right of first refusal to purchase the shares from the shareholder.

SAFE Notes

The Company has issued $1,002,349.72 in SAFE Agreements from April 2023 through June 2023. The SAFEs will automatically convert into shares of the Company's Preferred Stock upon an offering of the Company's Preferred Stock. The number of shares to be issued will be determined by dividing the face amount of the SAFEs by the lowest price per share of the Preferred Stock sold in such offering. The SAFEs will terminate upon an offering described in the previous sentence or the Company repaying the SAFEs prior to such offering.

In the event the Company is dissolved or its assets are liquidated, the SAFE holder has priority to the proceeds of such liquidation or dissolution as follows:

- Junior to payment of outstanding indebtedness and creditor claims;
- Equal to other SAFES and/or Preferred Stock; and
- Senior to Common Stock.

What it Means to be a Minority Holder

As an investor in Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected KoreTransfer USA LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

Bonus Shares

Certain investors in this offering are eligible to receive additional shares of Common Stock (effectively a discount) for their shares purchased ("Bonus Shares") based on previous investments, the timing of your investment, or on the amount of your investment. *Loyalty, Time, and Amount Based Bonus shares are cumulative.*

Loyalty Based Bonus*:

The following are Bonus Shares based on status as an investor in the company prior to this offering:

50% if they were a Whooshh Innovations investor prior to this offering.

Time Based Bonus*:

The following are Bonus Shares based on the timing of purchase from the launch date of the offering as indicated on our campaign page:

50% for investing before November 15, 2023; or
35% for investing before November 30, 2023; or
20% for investing before December 31, 2023.

*the timing of purchase is based on signing the subscription agreement as of midnight, Pacific Time.

Amount Based Bonus*:

The following are Bonus Shares based on the amount invested:

25% bonus shares for making a minimum $20,000+ investment this round; or
15% bonus shares for making a minimum $10,000+ investment this round; or
10% bonus shares for making a minimum $1,000+ investment this round.

*In order to receive bonus shares from an investment, investor must submit their investment in the same offering that meets the minimum requirements above. Loyalty, Time, and Amount Based Bonus shares are cumulative. Loyalty Based Bonus shares will be granted for each qualifying investment made in this offering. Amount Based Bonus shares will be granted if an investor has submitted multiple investments this round that when combined, meet a higher bonus requirement. Time Based Bonus shares shall be calculated separately based on each new investment transaction. Therefore, all bonus shares types will be calculated and added to the investment only after the offering is completed.

If qualified under one or more of the Bonus share programs described above, investors will receive bonus shares for any full share they purchase. For example only, if the investor buys 202 shares of Company common stock at $1.50 share today, and you are eligible to receive a cumulative of 30% bonus shares, investor would receive an additional 60 shares of common stock after the end of the offering for a total of 262 shares of common stock. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

Bonus shares are only valid for investments recorded and received on or before midnight during the eligibility period. If the Company surpasses its maximum funding goal and investor is placed on a wait list, and are later accepted in this offering, they will be eligible for Bonus shares as if they made the investment on the date they submitted their investment. They will also have the first opportunity to invest should room in the offering become available if prior investment submissions are canceled or fail.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2023 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2024 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The company has had two prior Reg CF offerings. The first round began in the Spring of 2021, and the second in the fall of 2022. The first CF offering was at $1.50 per share and the second offering was at $3.00 per share, albeit with a significant bonus share program. The company determined its current offering price based on internal projections and valuations, including the prior offering price and factoring in projected deal flow during the balance of 2023. Further, the Company, has determined that start-up valuations across industries have gone down substantially since the last round and in the current economic high interest rate environment. As a result, the Company has lowered the valuation to the 2021 offering and has offered a significant Loyalty Bonus share program to prior investors who invest again, to mitigate any dilutive impact as a result of this offering.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at [Investor Information (whooshh.com)]

The company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three annual reports pursuant to Regulation CrowdFunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

ANDES INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://whooshh.investments/.



2022 Annual Report

WHOOSHH INNOVATIONS INC Audited Financials

Form C-AR 5/1/23



F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors of
Whooshh Innovation, Inc.

Opinion

We have audited the consolidated financial statements of Whooshh Innovation, Inc. ("the Company"), which comprise the consolidated balance sheets as of December 31, 2022 and 2021 and the related consolidated statements of income, shareholder's equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Whooshh Innovation, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Whooshh Innovation, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company does not generate sufficient cash flows from operations to maintain its operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Whooshh Innovation, Inc's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Whooshh Innovation, Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Whooshh Innovation, Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, Washington

May 1, 2023

Table of Contents



Consolidated Financial Statements

BALANCE SHEETS

As of December 31,	2022	2021
Assets		
Current Assets		
Cash	$ 237,437	$ 3,875
Trade A/R - net	20,625	208,058
Inventory	77,746	172,100
Other Current	83,697	77,078
Total Current Assets	419,505	461,111
PP&E, net of accumulated depreciation	1,036,830	1,439,193
Right-of-use assets, operating lease	90,222	-
Total Assets	**$ 1,546,556**	**$ 1,900,304**
Liabilities and Equity		
Current Liabilities		
Accounts Payable	$ 915,361	$ 843,369
Wages Payable	131,146	138,620
Operating Lease, current	84,982	-
Interest Payable	568,731	393,679
Line of Credit	406,510	350,000
Current Portion LTD, net of discount	2,853,696	837,885
Other Current Liabilities	423,782	411,339
Total Current Liabilities	5,384,207	2,974,892
Deferred Tax Liability	233,007	233,007
Operating lease - net of current portion	7,449	-
Long Term Debt - net of current portion	1,451,156	2,707,048
Total Liabilities	**7,075,819**	**5,914,947**
Stockholders' Equity		
Common Stock, par value	473	460
Additional Paid-in Capital	16,587,898	14,753,958
Shares to be issued	-	831,293
Accumulated Deficit	(20,499,414)	(18,012,090)
Non-Controlling Interest	(1,618,220)	(1,588,263)
Total Equity	**(5,529,263)**	**(4,014,643)**
Total Liabilities and Equity	**$ 1,546,556**	**$ 1,900,304**

See accompanying notes to the financial statements

INCOME STATEMENT

For the Years Ended December 31,		2022		2021
Gross Revenue	$	1,087,146	$	482,379
Net Sales		1,087,146		482,379
Cost of Goods Sold		470,383		112,917
Total Cost of Goods Sold		470,383		112,917
Gross Profit		**616,763**		**369,462**
		57%		*77%*
Salaries and Benefits		1,540,089		1,776,864
Salaries and Benefits (R&D)		285,108		318,425
R&D		28,039		99,609
Advertising and Marketing		121,610		269,105
Professional Services - Accounting and Tax		129,237		94,224
Professional Services - Legal		30,398		38,504
Professional Services - Lobbying		115,502		127,500
Travel and Entertainment		109,900		47,344
Rent		98,258		99,677
Utilities		21,198		19,167
Office		325,330		222,728
Shop Related		65,664		41,500
Depreciation		407,256		409,609
Total Expenses		3,277,588		3,564,256
Operating Income (Loss)		**(2,660,825)**		**(3,194,794)**
Foreign Exchange (Gain) Loss		(1,658)		356
Interest (Income)		(11,320)		(45)
Other (Income)		(503,901)		(11,847)
Interest Expense		251,338		236,971
Amortization of Loan Fees		42,738		-
(Gain) Loss on Assets Retired		65,760		5,847
(Gain) Loss on Settlement		13,499		49,500
Income before income taxes		**(2,517,281)**		**(3,475,576)**
Deferred Tax Expense		-		233,007
Net Income	$	**(2,517,281)**	$	**(3,708,583)**
EBITDA	$	*(1,870,006)*	$	*(2,829,041)*



Consolidated Statement of Shareholders' Equity

For the Years Ended December 31, 2022 and 2021

	Common Shares		Paid-In Capital	Shares to be issued	Accumulated Deficit	Non-Controlling Interest	Shareholders' Deficit
					62.87%	37.13%	
	Shares	Amount					
	par value	$ 0.00001					
Balance - December 31, 2020	45,302,045	453	14,028,205	-	(14,313,304)	(1,578,466)	(1,863,112)
Shares issued for cash	400,516	4	419,896				419,900
Shares Issued related to AP settlement	84,667	1	126,999				127,001
Shares Issued related to Payroll settlement	8,250	0.2	12,375				12,375
Shares to be issued related to Reg CF offering				936,724			936,724
Offering Costs				(105,432)			(105,432)
Shares based compensation			166,483				166,483
Net Income/Loss					(3,698,786)	(9,797)	(3,708,583)
Balance - December 31, 2021	45,795,478	460	14,753,958	831,293	(18,012,090)	(1,588,263)	(4,014,643)
Shares Issued related to AP settlement	52,334	1	78,500				78,501
Shares Issued upon warrant exercise	154,433	2	184,728				184,730
Shares Issued upon option exercise	27,083	0.3	27,083				27,083
Shares issued related to Reg CF offering	1,070,969	11	1,560,458	(831,293)			729,177
Offering Costs			(158,848)				(158,848)
Shares based compensation			142,019				142,019
Net Income/Loss					(2,487,324)	(29,957)	(2,517,281)
Balance - December 31, 2022	47,100,297	473	16,587,898	-	(20,499,414)	(1,618,220)	(5,529,263)

STATEMENT OF CASH FLOWS

For the Years Ended December 31,		2022		2021
Cash Flows from Operating Activities:				
Net Income (loss)	$	(2,517,281)	$	(3,708,583)
Adjustments to reconcile net income				
to net cash used in operating activities:				
Depreciation Expense		407,256		409,609
Amortization of loan fees		42,738		-
Inventory Obsolescence		65,760		5,847
(Gain) Loss on settlement of debt		13,499		49,500
Shares based compensation		142,019		166,483
Marketing Expenses		-		212,893
Gain on sale of assets		-		10,490
Issuance of shares to settle payroll		-		12,375
Decrease (increase) in operating assets				
Accounts Receivable		187,433		44,145
Inventory		28,594		11,305
Other assets		(6,619)		(40,969)
Increase (decrease) in operating liabilties				
A/P and accrued liabilities		322,821		471,388
Deferred tax liability		-		223,007
Operating lease liability		2,209		-
Other current liabilities		12,443		55,862
Net cash provided by (used in) operating activities		(1,299,128)		(2,076,649)
Cash flows from investing activities:				
Capital Expenditures		(4,893)		(37,000)
Net cash (used) provided by investing activities		(4,893)		(37,000)
Cash flows from financing activities:				
Issuance of common shares		-		419,900
Proceeds from Reg CF, net offering costs		563,830		618,400
Proceeds from/(Repayments of) debt		871,940		349,695
Proceeds from warrant/note/option exercise		101,813		
Net cash provided (used) by financing		1,537,583		1,387,995
Net decrease in cash and cash equiv.		**233,562**		**(725,654)**
Cash and cash equivalents, beg of year		3,875		729,529
Cash and cash equivalents, end of period	$	**237,437**	$	**3,875**
Supplemental disclosures:				
Noncash investing & financing activities disclosure:				
Common shares issued for warrants exercised in conjunction with debt		98,250		
Common shares issued for accrued wages		11,750		
Recognition of ROU asset and lease liability		170,948		



Note 1 – Nature of Operations

Whooshh Innovations, Inc. was organized as "C" Corporation in the State of Delaware on April 27, 2018, and has one subsidiary, Fish Transport Systems LLC. The company previously operated as a limited liability company formed in the State of Washington and operating under two different names Whooshh Innovations LLC from 2013 – 2018; and Picker Technologies LLC from 2007 – 2013. Historically, the Company conducted some limited aquaculture and fish handling product distribution through its 62.87% majority-owned subsidiary, Fish Transport Systems, LLC, a Washington State Limited Liability Company.

Note 2 – Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Lease Policy

The Company has adopted Accounting Standards Codification 842 (ASC 842) as of January 1, 2022. Operating leases are accounted for on the balance sheet within "Operating lease right-of-use-assets", and Lease Liabilities recognized in "Operating Lease Liabilities", current and non-current.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Basis of Consolidation

The Consolidated Financial Statements include the accounts of Whooshh Innovations, Inc. and its controlled subsidiary company, Fish Transport Systems, LLC. All intercompany accounts and transactions have been eliminated in the Consolidated Financial Statements.

It is the Company's policy that in cases where the Company has the majority but not 100% of the controlling interest, then all (100%) of the assets and liabilities are included in the Consolidated Financials Statement, and a non-controlling interest held by third parties is recognized in equity. All revenue and expenses are recognized and a separate allocation of profit and losses, including those to the non-controlling interest.

The following is a summarized presentation of select financial line items from the statement of shareholders' equity and operations of the related non-controlling interests:

Notes to the Consolidated Financial Statements

For the financial years ended December 31, 2021 and 2022



Consolidated Statement of Shareholders' Equity	For the Year Ended December 31,	
	2022	**2021**
Common Shares	473	460
Additional paid-in capital	16,587,898	14,753,958
Shares to be issued	-	831,293
Accumulated deficit	(20,499,414)	(18,012,090)
	(3,911,043)	(2,426,380)
Non-controlling interests	(1,618,220)	(1,588,263)
Total shareholders' equity	(5,529,263)	(4,014,643)

Consolidated Income Statement	For the Year Ended December 31,	
	2022	**2021**
Revenues	1,087,146	482,379
Expenses	(3,604,427)	(4,190,962)
Consolidated Net income (loss)	(2,517,281)	(3,708,583)
Net Income (loss) attributable to the non-controlling interests	(29,957)	(9,797)
Net Income (loss) Attributable to Whoosshh Innovations Inc.	(2,487,324)	(3,698,786)

(1) The non-controlling interest for Fish Transport Systems LLC represents a 37.13% interest,

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from those estimates.

Cash and Equivalent

Cash and equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. Notwithstanding the foregoing, the Company did not have cash in excess of insured limits in any Company accounts for either year end reported.

Notes to the Consolidated Financial Statements

For the financial years ended December 31, 2021 and 2022



Restricted Cash

The Company did not have any restricted cash balance, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2021 or December 31, 2022.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2021 and 2022 was not necessary. As of December 31, 2021, the Company's total trade receivable is $208,058. The total trade receivable as of December 31, 2022 is $20,625.

Inventory Valuation

Inventories are stated at lower of cost and net realizable value and valued on either an average or a specific identification cost basis. Inventory costs primarily consist of parts from the Company's suppliers, as well as work in process. The Company conducted its physical inventory count for the fiscal year ending December 31, 2021 and 2022. Obsolete inventory of $5,250 and $65,760 was expensed in 2021 and 2022, respectively under subsidiary company and recognized in (Gain) Loss on Assets Retired in the consolidated financials.

The following is a summary of inventory by major category:

	December 31, 2022	December 31, 2021
Raw materials	$67,266	$157,780
Work-in-process	$10,480	$14,320
Total Inventory	$77,746	$172,100

Several factors may influence the realizability of our inventories, including technological changes and new product development. The provision for excess and/or obsolete raw materials is based primarily on near-term forecasts of product demand and include consideration of new product introductions, as well as changes in remanufacturing strategies. The provision for excess and/or obsolete service parts inventory is based primarily on projected servicing requirements over the life of the related equipment populations.

Property and Equipment

Property, equipment, and software are recorded at cost when purchased and internally developed. For book purposes, depreciation/amortization on the majority of internally developed equipment is recorded using a straight-line over the expected life of the asset. Upon completion of a CIP asset, depreciation begins and continues through the useful life of the asset. The assets may be leased multiple times and or retained as a demo unit. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances on December 31, 2021 and 2022 consist of property and equipment with 3-5 year lives.

Notes to the Consolidated Financial Statements

For the financial years ended December 31, 2021 and 2022



	For the Year Ended December 31,	
	2022	**2021**
Lab Equipment	$327,778	$327,778
Computer Software	$88,966	$88,966
Computer Hardware	$26,216	$26,216
Furniture & Fixtures	$14,931	$14,931
Service Vehicles	$27,023	$27,023
Construction in Progress (CIP)	$19,793	$24,839
Scanners	$114,944	$114,944
Leased Asset (Currently Leased)	$0	$0
Leased Asset (Returned)	$2,353,231	$2,343,293
Fixed Assets subtotal	$2,972,882	$2,967,989
Accumulated Depreciation *	($1,936,053)	($1,528,796)
Fixed Assets, less accumulated depreciation	**$1,036,830**	**$1,439,193**
* Note: CIP is not a part of the depreciation calculation		

Investment in Fixed Assets

Investments held as fixed assets are stated at cost less any impairment losses. If at any point investments are denominated in foreign currencies, they are treated as monetary assets and revalued at each year end date.

Revenue Recognition

On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09 – *Revenue from Contracts with Customers (Topic 606)*. The application of the following five steps guides the recognition of revenue pursuant to the core principles of the new standard:

- Identify the contract with a customer.
- Identify the separate performance obligations.
- Determine the transaction price.
- Allocate the transaction price to the performance obligations.
- Recognize revenue when (or as) the performance obligation is satisfied.

Revenue summarized based on revenue type are as follows for the years ended December 31, 2021 and 2022:

Type	2022		2021	
Grant/Study	$296,773	27%	$282,198	59%
PAAS	$0	0%	$9,936	2%
Sale	$759,998	70%	$171,060	35%
Service	$30,375	3%	$19,185	4%
Grand Total	$1,087,146	100%	$482,379	100%

Notes to the Consolidated Financial Statements

For the financial years ended December 31, 2021 and 2022



The Company bills for the sale or use of its systems on a monthly basis and recognizes revenue in accordance with the terms of the contract or service agreements. More specifically, revenue related to services and sales of products is recognized as follows:

a. PAAS – Passage as a Service Revenue is recurring revenue that the company receives over an extended period (at least 6 months) where title to product is not transferred. The contract will require one or more deliverables described b through e below. Therefore, revenue is recognized by the product or service rendered on a contract-by-contract basis.

b. Sale of product, parts, and equipment

(i) Revenue from sales is recognized when the Company has delivered the equipment to its customers. The location of the delivery is the place risk transfers to the customer and is specified in the contract (i.e. Ex Works, FCA, CIP, etc.) and may be at Whooshh offices or at the customers offices, pursuant to the terms of the Contract.

(ii) Sales of standard (non-custom) products is supported by a minimum warranty of 90 days or one year. Such warranty is limited to repair or replacement of the component part and does not exceed the length of warranty offered by the OEM of the component. As a result, there is no deferral of sales revenue for revenue recognition purposes.

c. Lease/Rental income

Rental income from operating leases is recognized on a straight-line basis over the lease term.

d. Rendering of services

As a practical expedient the Company recognizes revenue from logistics services after the time the services are rendered, and the invoice issued based on the actual service provided in accordance with the contract.

e. Research and Grants

Reimbursements of research and grants are recognized as cost reimbursement. Grant and contract revenue is recognized and recorded as related research expenses are incurred, for both direct costs and any allocated indirect costs. Any advances received prior to performing the required research are recorded as deferred revenue.

All revenue types based on geographic area for the years ended December 31, 2021 and 2022 is summarized as follows:

Country	2022		2021	
Norway	$0	0%	$9,936	2%
Scotland	$0	0%	$10,200	2%
Sweden	$22,980	2%	$0	0%
United States	$1,064,166	98%	$462,243	96%
Grand Total	$1,087,146	100%	$482,379	100%

Warranty

In contracts where there is a sale of equipment (title changes hands), Company passes through the OEM warranty to the customer. The warranty for the component is typically not less than 90 days or more than one year. Company's warranty to customer will mirror the OEM warranty for the component part. As such, no costs have been incurred on historical product sales other than nominal shipping costs, and no accruals have been made in these financial statements as any future warranty costs on outstanding products is not material.



Fair Value Measurements

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) is at its approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. Employee incentive stock options have a standard vesting period of 4 years with a one-year cliff. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs may be deferred. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Research and Development

Research and development costs are expensed as incurred. The Company also capitalizes labor necessary to construct the asset e.g. large equipment to be sold to its customers upon reaching technological feasibility and amortized these costs based on estimated economic life (varies from three to 5 years). Research and Development credits in accordance with IRS guidelines are utilized for tax purposes. The research and development expenses were $418,034 in 2021 and $313,147 in 2022, respectively. The capitalized labor amount was $41,489 in 2021 and $83,271 in 2022.

Foreign Currency

Foreign currency transactions are translated into US Dollar using the exchange rate prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the income statement.



Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company is currently evaluating the impact of the CARES Act and may utilize the NOL carryback provision.

Advertising and Marketing Costs

Advertising costs are charged to expense as incurred. Advertising expenditures at end of year 2021 and 2022 were $269,105 and $121,610 respectively.

Shipping and Handling

The Company includes shipping and handling costs relating to the delivery of products and equipment to the customers by third parties as part of Cost of Goods Sold. Shipping and Handling costs for the year 2021 and 2022 were $13,842 and $53,104 respectively.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

	2022	2021
Common Stock	47,100,297	45,795,478
Convertible notes (Convertible to Common Stock)*	553,136	553,136
Warrants to purchase common stock	4,040,497	4,416,594
Stock options	5,275,496	5,920,285
Total potentially dilutive shares	56,969,426	56,685,493

*Convertible notes potential shares calculated based on convertible exercise price of $1.00 per share.



NOTE 3: STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized 110,000,000 shares of $0.00001 par value common stock. As of December 31, 2022, 47,100,297 shares of common stock were issued and outstanding. Changes in common stock between 2021 and 2022 relate to the issuance of 1,304,819 new shares from the following:

- 1,070,969 shares issued during the Company's Regulation Crowdfunding (Reg CF) for a total raised of $1,581,823.
- 154,433 shares issued from exercised warrants for a total of $184,730.
- 27,083 shares issued from employee exercised warrants at $1.00 per share.
- 52,334 shares issued to consultants for services rendered pursuant to a written agreement during this period recognizing a loss of $13,499 and a reduction of payables of $65,002.

During the year ended December 31, 2021, the Company recorded 660,100 shares of common stock to be issued at $1.50 per share under its Reg CF campaign and received aggregate gross proceeds of $936,725. These shares were issued in 2022.

During the year ended December 31, 2022, the Company recorded 1,070,969 shares of common stock issued under its Reg CF campaign for a value of $1,581,823, with 6% of the net proceeds held in escrow pending a required 6 months holding period for potential unknown liabilities. Included in this are the 660,100 to be issued shares as of December 31, 2021 for a value of $936,725. As of December 31, 2022, amounts held in escrow totaled $8,555. The Company incurred offering costs amounting to $180,201 related to its 2022 Reg CF campaign.

Warrants and Convertible Notes

As of December 31, 2022, 4,040,497 shares of common stock warrants were outstanding. The majority of common stock warrants were issued prior to 2019 totaling 4,441,252 as of year-end 2018. Total common stock warrants outstanding for year ends 2021 and 2022 were 4,416,594 and 4,040,497 respectively. Most warrants were issued at $1.00 per share or more. Changes in warrants between 2021 and 2022 result from 221,664 expired warrants, and 154,433 exercised warrants. No new warrants were issued in 2022.

	December 31,2022		December 31,2021	
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding - beginning of year	4,416,594		4,459,822	
Issued	0		16,350	$1.00
Exercised	(154,433)		-	
Expired	(221,664)		(59,578)	
Outstanding - end of year	4,040,497	$0.86	4,416,594	$0.89
Weighted average grant date fair value of warrants granted during year	N/A		$1.50	
Weighted average duration (years) to expiration of outstanding warrants at year-end	3.81		4.5	


Equity Incentive Plan (EIP) Stock Options

The Company has reserved 19,120,496 of its common stock pursuant to the 2018 Equity Incentive Plan. 5,275,496 EIP stock options are issued and outstanding as of December 31, 2022. Changes in EIP stock options between 2021 and 2022 are the result of the issuance of stock options for existing and new full-time employees as well as the forfeited and expired EIP options from former employees no longer with the Company. See Note 4.

Non-Controlling Interests

Company has owned a 62.87% controlling interest in Fish Transport Systems LLC throughout the reporting period. According to the sections 3.5 and 3.2 of the LLC Operating agreement, losses will be allocated first to the members with positive capital account balances (section 3.5). If the losses are greater than the total positive capital account balance, the excess losses will be allocated to all members based on their ownership interests (section 3.2). As a result, financial losses from the LLC were allocated to the non-controlling interest in the amount of $9,797 for 2021 and $25,957 for 2022. Cumulative losses in the non-controlling interest are $1,618,220 as of December 31, 2022.

NOTE 4: COMPANY EQUITY INCENTIVE PLAN

Stock Plan

The Company has adopted the 2018 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The Plan was adopted as of June 15, 2018 with initial grants carried over from conversion of the Company's Employee Profit Interests Plan under its organization as a Limited Liability Company upon conversion to a 'C' Corp in 2018. Under the Plan, the number of shares authorized was 19,120,496. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan's inception. Shares remaining in the EIP pool and available for grant under the Plan amounted to 13,845,000 as of December 31, 2022.

Vesting generally occurs over a period of four years. A summary of information related to stock options for the year ending December 31, 2022 and December 31, 2021 is as follows:



	December 31,2022		December 31,2021	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	5,920,285		6,067,996	
Granted	280,000	$1.50	20,000	$1.00
Exercised	(27,083)		-	
Forfeited and Expired	(897,706)		(167,711)	
Outstanding - end of year	5,275,496	$0.81	5,920,285	$0.81
Exercisable at end of year	4,863,825	$0.77	5,032,880	$0.78
Weighted average grant date fair value of options granted during year	$0.73		$0.72	
Weighted average duration (years) to expiration of outstanding options at year-end	5.78		6.88	
Exercisable at year-end should only include vested amounts.				

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The Company has included a 50% discount on its valuation, due to "lack of marketability", bylaws, federal and state transfer restrictions, and no active secondary market for the Company's underlying common shares. The assumptions utilized for option grants during the year ended December 31, 2021 and 2022 are as follows:

	2022	2021
Risk Free Interest Rate	3%	2.50%
Expected Dividend Yield	0%	0%
Expected Volatility	60%	60%
Expected Life (years)	10	10
Fair Value per Stock Options	$1.50	$1.50

Stock-based compensation expense was recognized under FASB ASC 718 for the year ending December 31, 2022. Stock based compensation for 2021 and 2022 was $166,483 and $142,019 respectively. This expense was recorded under Salaries and Benefits. The amount of stock-based compensation to be recognized in the future is $134,316.



NOTE 5 - COMPANY DEBT

The Company has financial institution lines of credit outstanding as of December 31, 2021, and 2022. In addition to these lines of credit, the Company entered into a Government Contracts/Receivables Financing Agreement on August 30, 2022, establishing a $1 million revolving line of credit. These debts are fully utilized with an interest rate ranging from 3.25% to 12% with balances of $350,000 and $406,510 as of December 31, 2021, and 2022, respectively.

The Company also has federal agency loan instruments with the U.S. Small Business Administration (SBA) (COVID-19 Economic Injury Disaster Loan (EIDL)) and Export Import Bank, with interest rates ranging between 3.75% and 8% and maturity dates ranging from 5 to 30 years. A general UCC security interest on Company tangible property (but not on the intellectual property) is held by both the SBA and the Export Import Bank. On March 15, 2021, SBA announced extended deferment periods for all disaster loans, including the COVID-19 Economic Injury Disaster Loan (EIDL) program, until 2022. Starting the week of April 6, 2021, SBA has raised the loan limit for the COVID-19 EIDL program from 6-months of economic injury with a maximum loan amount of $150,000 to up to 24-months of economic injury with a maximum loan amount of $500,000. In 2022, the Company received an additional EIDL loan of $268,800 at 3.75% interest and 30-year term. After deferment period ended, the company began making its timely monthly payments starting December 2022.

Other than Related Party Transactions (See Note 9) and Convertible Notes there are unsecured private party loans in the amount of $133,333 and $100,000 as of December 31, 2021 and 2022, respectively. They have interest rates ranging between 3.5% and 10% and maturity dates of less than 1 year.

The Convertible Note balance is $553,136 as of December 31, 2021 and December 31, 2022. The amount of $553,136 consists of $325,000 unrelated party and $228,136 related party Convertible Notes with conversion price at $1.00 per share. All Notes have interest rates ranging between 6% and 10% and maturity dates of less than 1 year. No Notes converted into equity in 2021 and 2022.

Total Company Debt has increased by $991,481 from $4,288,612 at year end 2021 to $5,280,093 at year end 2022 including accrued interest. Interest expense for the year 2021 and 2022 were $236,971 and $251,338 respectively.

The minimum principal payment schedules each year for the next five years is as follows:

Notes to the Consolidated Financial Statements

For the financial years ended December 31, 2021 and 2022



Principal Loan Obligations	2023	2024	2025	2026	2027	5+ Years
1	$48,000	$48,000	$196,856			
2	$407,250	$66,000	$66,000	$66,000	$66,000	$523,500
3	$0	$0	$6,935	$9,876	$10,253	$391,735
4	$197,000					
5	$100,000					
6	$187,856					
7	$76,045					
8	$589,417					
9	$25,000					
10	$76,045					
11	$108,333					
12	$17,250					
13	$250,000					
14	$100,000					
15	$20,583					
16	$537,126					
17	$56,510					
18	$41,331					
19	$122,459					
20	$300,000					
Total	$3,260,206	$114,000	$269,791	$75,876	$76,253	$915,235

NOTE 6 - LEASE OBLIGATIONS

The Company has adopted Accounting Standards Codification 842 (ASC 842) as of January 1, 2022. Operating leases are accounted for on the balance sheet within "Operating lease right-of-use-assets", and Lease Liabilities recognized in "Operating Lease Liabilities", current and non-current.

The Company leases from FiSC LLC a portion of the buildings for its manufacturing and office space at prices below market value. FiSC LLC is a related party for the Master Lease. Upon adoption of ASC 842, the lease and right of use asset was initially recognized at $170,948. As of December 31, 2022, the Company has lease obligations for operating lease with a total remaining commitment of $92,431. These lease obligations relate to office and manufacturing space leases. As of December 31, 2022, the Company has recognized right-of-use assets of $80,726 related to the lease in 2022 with a remaining balance of $90,222. The right-of-use assets were calculated based on the present value of lease payments over the lease term. The Company recognizes lease expense on a straight-line basis over the lease term and does not have any material variable lease payments or residual value guarantees. The Company did not have any finance leases as of December 31, 2022.

A summary of operating lease assets and liabilities as of December 31, 2022, are as follows:



Operating Lease	December 31, 2022
Operating lease right-of-use assets	$90,222
Total right-of-use assets	**$90,222**
Operating lease liabilities, current	$84,982
Operating lease liabilities, non-current	$7,449
Present Value of Lease liabilities	**$92,431**
Imputed Interest	**$1,385**

The Company's current lease terms for the operating lease ends January 31, 2024, with a renewal option. The 2-year renewal option will be extended if the Port first extends the Master Lease to FiSC LLC. The remaining term for the Company's operating lease as of December 31, 2022, is 1.1 years. The weighted average discount rate used to calculate the present value of lease payments for the Company's operating lease as of December 31, 2022, is 3%. In 2021 and 2022 the Company recognized $99,677 and $98,258 in rent expense, respectively. The future minimum lease payments required under the lease obligations having remaining non-cancelable lease terms in excess of one year at December 31, 2022, are as follows:

2023	2024
$86,367	$7,449

Monthly lease obligations under the agreement for the Company are base rent starting at $6,680 per month for a combined office and manufacturing space of 12,500 square feet, plus 12% of common area operating costs, including excise tax, subject to actual expenses. This base rent is below market rates. Deferred rent owed at year end 2021 and 2022 is $430,518 and $537,143, respectively, of those amounts, the Company subsidiary deferred rent is $212,975. The Company took over the lease in 2021 so the subsidiary had no additional deferred rent in 2022. The deferred rent is recorded under the Accounts Payable.

In January 2022, the company received a 90-day notice of 4.1% base rent increase starting May 2022 at $6,953.88 per month. The base rent for the Company is contractually escalated at 3.5% each calendar year.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations. There are currently no known existing or pending legal proceedings against the Company.

Our 2022 business plans were significantly impacted by the COVID-19 outbreak manifesting itself mostly by delays in projects and grants and the closure of the Candain market for half the calendar year. Continued vaccine success, infrastructure stimulus, clean energy policies and programs (IRA), monetary policies, inflation and travel restrictions may have a material impact on the Company's financials in the subsequent months and years.



NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, accounting standards will have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will evaluate and adopt those that are applicable under the circumstances.

NOTE 9: RELATED PARTY TRANSACTIONS

As of the year ended December 31, 2022, the Company has loans outstanding from related parties totaling $3,537,658 including accrued interest. All such loans mature between June 2023 and February 2029. Interest rates range from a low of 3.5% to a high of 12%. These loans were originally bridging loans during past capital raises, working capital and/or project financing for demonstration projects.

In 2022, the Company borrowed $1,054,688 in eleven separate transactions from six different related parties (the "Related Party Loans"). Interest rates on these Related Party Loans range from 8% to 9%, each maturing on or before October 31, 2023. During the year the Company extended the maturity dates of twenty-five promissory notes with seven different related parties (the "Extended Loans"). The new maturity dates of the Extended Loans are between July 31, 2023 to January 1, 2024, and the aggregate loan amount is $1,656,103.

The outstanding payable balance owed by Whooshh to FiSC LLC is $213,358 and $318,542 (net of A/R) as of December 31, 2021 and 2022, respectively.   The Company subsidiary outstanding payable balance to the same LLC is $212,975 as of December 31, 2021 and 2022. These payables are the lease obligations referenced in Note 6. FiSC LLC is a related entity formed by three Board members as a management company for a Master Lease. The Company leases a portion of the buildings for its office and manufacturing space at below market rates.

Potential Acquisition of Minority Investor Holdings in Subsidiary

On June 30, 2019, the Company entered into a Letter of Intent to acquire all Class A Units of its subsidiary, a Washington State Limited Liability Company ("FTS"), from another Washington State Limited Liability Company, for an agreed cash amount of $2,662,067. The purchased Units will represent the balance of the non-controlling interest. When added to the Company's Class A Units of FTS, the Company will own 100% of the subsidiary. The Letter of Intent is non-binding and has no automatic expiration date. The Company would expect the terms to be renegotiated in any definitive agreement.

NOTE 10: INCOME TAX

The Company is subject to taxation in the United States and Washington state jurisdictions. It accounts for income taxes under the asset and liability approach. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

As of December 31, 2021, the Company has federal operating loss carryforwards available to offset future taxable income of approximately $6,758,687. These carryforwards will begin to expire in the year ending December 31, 2039. The federal net operating loss carryforward generated in 2019 and 2020 does not expire and will carry forward indefinitely. On March 27, 2020, the Coronavirus Aid, Relief, and Economic



Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. The Company uses the US federal corporate tax rate of 21% and does not anticipate any income tax liability for tax year 2023.

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs) and the excess of depreciation of intangibles for financial reporting over the tax basis. The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will be realized. As of December 31, 2021 and 2022, the Company had approximately $2,412,330 and $2,868,622 in deferred tax assets (DTAs), respectively. These DTAs include approximately $1,879,250, related to net operating loss carryforwards that can be used to offset taxable income in future periods and reduce the Company's income taxes payable in those future periods. Another significant component of the Company's DTAs is the excess of depreciation of Intangibles for financial reporting over the tax basis in the amount of $549,417 and $500,392 as of December 31, 2021 and 2022, respectively.

Employee Retention Tax Credits ("ERTC")

The Company is eligible for Employee Retention Tax Credit ("ERTC") under the "CARES" Act" of 2020, as modified by the Consolidated Appropriations Act of 2021 and the American Rescue Plan Act of 2021.

In 2022, the Company filed for a tax credit totaling $483,300 through the ERTC for the quarters ended June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, and September 30, 2021. The $483,300 credit and its related interest of $11,205 has been received and recognized as "Other Income" in the Income Statement for the year ended December 31, 2022.

Valuation Allowance and Risks and Uncertainties

The Company provided a valuation allowance to fully reserve its net operating loss carryforwards and other items giving rise to deferred tax assets, primarily as a result of anticipated net losses for income tax purposes. It assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. The amount of the deferred tax asset is considered realizable, however, could be adjusted year over year beginning tax year 2021 if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company's projections for growth.

A valuation allowance of $1,195,617 and $1,696,916 were recorded as of December 31, 2021 and 2022, respectively against the net deferred tax assets and deferred tax liabilities. The deferred tax liabilities as of 2021 and 2022 are, $1,449,720 and $1,407,201 respectively. The deferred tax liabilities primarily include the excess of the amount for financial reporting ($294,581 in 2021 and $210,784 in 2022) over the tax basis of the Company's property, plant, and equipment, and $1,155,139 in 2021 and $1,177,470 in 2022, respectively, in investment in its subsidiary, Fish Transport Systems, LLC. These intercompany expenses have created an accelerated deductibility for tax purposes, and related deferred tax liability in the Company's financial statements. The net deferred tax expense and liabilities as of December 31, 2021 is estimated at $223,007, and $235,495 in 2022.

For financial reporting purposes, income tax expense includes the following components:


Income Tax Expense		
The components of income tax expense (benefit) were as follows:		
	2022	**2021**
Current tax		
U.S. federal and state	0	0
Total current tax	0	0
Deferred tax		
U.S. federal and state	0	223,007
Total deferred tax	0	223,007
Income tax expense (benefit)	0	223,007
	0	223,007

The components of deferred taxes are as follows:

Deferred Taxes and Valuation Allowances		
The components of our net deferred tax assets at the reported balance sheet dates are as follows:		
	2022	**2021**
Deferred tax assets related to:		
Net Operating Loss Carryforward	1,879,267	1,456,811
Tax Credit Carryforward	105,112	105,753
Reserves and Accruals	30,933	11,180
Intangibles (book depreciation in excess)	500,392	549,417
Stock Compensation	274,322	289,170
Property Plant & Equipment (book depreciation in excess)		
Capitalized Research Costs	59,185	0
Lease Liability	19,410	0
Total deferred tax assets	2,868,622	2,412,330
Deferred tax liabilities related to:		
Property plant & equipment (tax depreciation in excess)	(210,784)	(294,581)
Investment in Fish Transport Systems, LLC	(1,177,470)	(1,155,139)
Right of Use Asset	(18,947)	0
Total deferred tax liabilities	(1,407,201)	(1,449,720)
Total net deferred taxes	1,461,421	962,611
Less deferred tax assets valuation allowance	(1,694,428)	(1,195,617)
Net deferred tax liabilities	(233,007)	(233,007)



NOTE 11: GOING CONCERN

Our financial statements were prepared on a "going concern" basis. Certain matters, as described herein and the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. Our ability to continue operations has been and continues to be dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing to grow and scale the company products. During 2023, management plans to continue to streamline operations by using outside contractors and or software subscriptions and artificial intelligence tools, develop a robust sales pipeline including by small business no-bid government contracts and Grant funding, and to fund its operations with capital from its Regulation Crowdfunding campaign, other SAFE securities offerings, warrant exercises, investments, additional, refinanced or modified loans, and improved revenue outlook. The Company could also reduce its cash burn by reducing employee cash bonuses and temporarily reduce headcount to preserve capital, to align costs and revenue. There are no assurances, however, that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce near-term scope of its planned development and operations, which could delay implementation of the Company's business plan and harm its business, financial condition, and operating results. The balance sheets do not include any adjustments that might result from these uncertainties.

NOTE 12: SUBSEQUENT EVENTS

Management's Evaluation

On February 27, 2023 the Company entered into a LOI to acquire some or all of the assets of a privately held environmental consulting and fish tag purveyor. The LOI is subject to due diligence contingencies and a definitive agreement may result on or before year end 2023. The LOI contemplates the acquisition will result in the issuance of Company options or shares in consideration of the acquisition.
In February 2023, the Company entered into a transaction with a Board member for the acquisition of 272,820 shares of Company common stock, and 136,410 warrants, for $654,000 provided the Company use all such funds to pay down the balance of a related party note, dated February 13, 2019 and thereby reducing the Company's liabilities by the same amount.

In a Unanimous Written Consent on March 27, 2023, the Company Board authorized the Company to make a security offering under a "simplified agreement for future equity" (SAFE) to accredited investors under the standard terms of the Y Combinator MFN SAFE template to bridge to a potential future equity event, reduce Company debt and increase its Cash reserves in light of a shifting bank and lending environment resulting from the fallout of certain bank failures and inflation more generally. The Board did not set any limit on the number or amount of SAFE's authorized thereunder. Pursuant to advice from legal counsel, the Company reached agreement with five outstanding Convertible Note holders to exchange their existing Convertible Notes, with accrued interest to the approved SAFE, effective on or about April 18, 2023. The total dollar value of the Convertible Notes with accrued interest to be exchanged for the SAFE's is $598,350, thereby reducing the Company's liabilities by the same amount. In addition, the Company has secured the commitment of another $324,000 as of April 27, 2023 from accredited investors under the SAFE offering.

As of the closing on March 27, 2023 the Company has added 51 additional Crowdfunding shareholders



totaling 47,336 shares issued at $3.00 per share, with $123,111 committed. In addition, the Company also issued 2,000 shares related to an AP settlement.

Management has evaluated subsequent events through April 27, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.